SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of October 28, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)



Durango, Mexico,October 28, 2003 Corporacion Durango, S.A. de C.V., the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the third quarter ended September 30th, 2003. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of September 30th, 2003 and converted into U.S. dollars using the exchange rate at the end of the period. All comparative figures for the third quarter of 2002 were prepared on a pro-forma basis after excluding the results of the Georgia mill operations.

INDUSTRY AND BUSINESS ENVIRONMENT

Industry Performance
North American paper and forestry companies reported flat earnings which were only slightly ahead of the second quarter. Paper industry prices and volume remain weak in all major grades. Shipments, inventory, and production data continue to point to lackluster demand. So far, the apparent economic recovery has been disappointing for the paper sector. The improvement in the general economy has not yet translated into improved and sustained demand in the paper and packaging industry.

Are the Paper Industry Problems Cyclical or Structural...? Ultimately, growth in overall global demand will be required to trigger a paper pricing recovery. The USA can no longer drive the world's paper economy alone and it will be necessary for the rest of the world to join the growth cycle in order to produce a robust and sustainable growth in paper demand and pricing, which is not anticipated until 2007. Resource Information Systems Inc. (RISI).

Despite the anticipated improvements in North American volume and demand, the paper industry's profit levels are not expected to improve, according to RISI. Continued rising costs of recovered paper, the key raw material for the industry, will limit industry profitability even though volumes and demands are projected to increase, according to RISI. The swing in raw materials prices for recovered paper is driven by the unprecedented rise in demand from the Orient's paper and packaging industry.. Additionally, in the past an uptick in GDP was matched by an equal uptick in box consumption, however, in the last years that trend began to separate. Today, an uptick of 1% in GDP means an uptick of only 0.5% in box consumption, because so much of what we buy and consume to drive GDP is no longer made and packaged domestically. . . One other deterrent to profitability is the large "mothballed fleet" of paper machines that has not been dismantled, and could be restarted if profits start to appear. The afore mentioned was stated by RISI in its recent conference in San Diego, entitled, "The North American Forest Products Industry Continues to Struggle: Are the Problems Cyclical or Structural...?".

COMPANY'S PERFORMANCE

The Company's results for the third quarter of 2003 continued to reflect challenging business conditions in Mexico, which were worse than those of the U.S.

Pricing Weaker and Margins Under Pressure
The Company's product pricing continued to decline offsetting the volume and cost benefits achieved.



Item			3Q03	2Q03	3Q02
Pricing (US$/Short Ton)	476	495	506
Net Sales (US$Million)  171.0	172.0	179.0
EBITDA (US$Million)  	17.0	18.0	21.5
EBITDA Margin		10%	10%	12%



Operating Performance
While we continue to be disappointed by external business conditions, we are pleased with our operational achievements, particularly with our volume and market share growth as well as further reductions in our unit production costs, quarter over quarter, in spite of the high cost of energy, fiber, pulp and chemicals.

The Company's EBITDA in the third quarter of 2003 was US$17.0 million, compared to the US$21.5 million achieved in the third quarter of 2002. The decline of US$4.5 million in EBITDA was primarily attributable to a decrease of US$11.0 million or 6% in pricing, partially offset by a reduction of US$6.0 million in unit production cost and US$0.5 million in SG&A expenses.


FOURTH QUARTER 2003  OUTLOOK

"Looking at the fourth quarter earnings, Durango expects lower volume in containerboard and corrugated products as December has traditionally been, by far, the slowest month of the year. In addition, energy costs will probably be higher as a result of colder weather, and the fourth quarter will show the effects of the August containerboard price decrease" said Miguel Rincon, Chairman and CEO.

"We believe it is a matter of time for the economic recovery to improve the paper industry fundamentals and the company's results. However it is important not to anticipate a recovery in the industry for the short term but rather in the medium or long term," Rincon concluded.

FINANCIAL RESTRUCTURING

Taking into account that the industry's profitability has suffered from a structural change in its fundamentals, the Company and its advisors are closely working with its creditors - at the holding level - to proactively incorporate this in a solution for a more sustainable capital structure through a financial restructuring and to ensure the Company emerges from the process as one of the most competitive companies in the paper industry for the benefit of all its stakeholders.

HIGHLIGHTS THIRD QUARTER 2003/2002



Item					3Q03	2Q03	3Q02
Total Shipments (000 Short Tons)	359.3	347.7	353.6
Pricing (US$/Short Ton)			476	495	506
Net Sales (US$Million)  		171.0	172.0	179.0
Unit Cost (US$/Short Ton)		424	433	443
EBITDA (US$Million)  			17.0	18.0	21.5
EBITDA Margin				10%	10%	12%




Shipments  (000 Short tons)	3Q03	2Q03	3Q02
Paper 				165.1	164.3	156.7
Packaging 			163.6	160.7	171.5
Other				30.7	22.7	25.3
Total 				359.3	347.7	353.6




Prices   (US$/Short Ton)	3Q03	2Q03	3Q02
Paper				450	454	483
Packaging			546	568	564
Other				241	269	259
Total				476	495	506




Net Sales (US$ Million)		3Q03	2Q03	3Q02
Paper				74.3	74.6	75.7
Packaging			89.3	91.2	96.7
Other				7.4	6.1	6.6
Total				171.0	172.0	179.0



Unit Cost  (US$/ Short Ton)	3Q03	2Q03	3Q02
Total				424	433	443




EBITDA (US$ Million)	3Q03	Margin	2Q03	3Q02	Margin
Paper			5.0	7%	5.5	8.1	11%
Packaging		11.8	13%	12.9	12.2	13%
Other			0.3	3%	-0.4	1.2	18%
Total			17.0	10%	18.0	21.5	12%




ACCUMULATED THIRD QUARTER RESULTS 2003/2002

HIGHLIGHTS




Item					3Q03	3Q02
Total Shipments (000 Short Tons)	1,041.5	993.4
Pricing (US$/Short Ton)			486	531
Net Sales (US$Million)  		506.7	527.8
Unit Cost (US$/Short Ton)		428	423
EBITDA (US$Million)  			51.1	100.7
EBITDA Margin				10%	19%




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2003
(Stated in thousands of Pesos and Dollars)
												US$ DLLS.
								December 31,	September 30,	September 30,
								2002		2003		2003
								(Audited)	(Unaudited)	(Unaudited)
	   ASSETS
CURRENT ASSETS:
	Cash and cash equivalents ............................	$   266,365	$   662,942	   60,195
	Accounts receivable, net ............................. 	  1,990,060	  1,942,720	  176,398
	Taxes recoverable and other assets ................... 	     39,689	   	  0	        0
	Inventories, net ..................................... 	  1,313,040	  1,170,733	  106,302
	Prepaids ............................................. 	     30,124	     33,782	    3,067
	          Total current assets .......................    3,639,278	  3,810,177	  345,961
PROPERTY, PLANT AND EQUIPMENT, net ...........................	 13,411,559	 12,795,548 	1,161,827
OTHER ASSETS, net ............................................      728,870	    673,752	   61,176
	          Total  assets ..............................  $17,779,707	$17,279,477	1,568,965

	   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
	Bank loans and current portion of long-term debt .....	  7,762,891	  7,952,202	  722,054
	Interest payable ..................................... 	    464,633	  1,245,962	  113,132
	Trade accounts payable ............................... 	    930,186	    909,505	   82,582
	Notes payable ........................................	     51,359 	     48,722	    4,424
	Accrued liabilities .................................. 	    506,411	    466,989	   42,402
	Employee profit-sharing .............................. 	      2,394	      3,857	      350
	          Total  current liabilities ................. 	  9,717,874	 10,627,237	  964,946
LONG-TERM DEBT ............................................... 	  1,108,290	  1,087,611	   98,754
NOTES PAYABLE ................................................	    143,378	    112,837	   10,246
DEFERRED TAXES................................................ 	  2,060,186	  2,047,318 	  185,895
LIABILITY FOR EMPLOYEE BENEFITS...............................	    186,746	    178,784	   16,233
	          Total long term liabilities ................ 	  3,498,600 	  3,426,550 	  311,128
	          Total  liabilities ......................... 	 13,216,474	 14,053,787	1,276,074
STOCKHOLDERS' EQUITY:
	Majority interest ....................................    4,493,242	  3,141,918	  285,284
	Minority interest .................................... 	     69,991	     83,772	    7,606
	          Total stockholders' equity ................. 	  4,563,233	  3,225,690	  292,890
	          Total liabilities and stockholders' equity .  $17,779,707	$17,279,477	1,568,965

	             Exchange rate: $ 11.0133 per Dollar


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2003
(Stated in thousands of Pesos and Dollars)
												US$ DLLS
								Full Year	Acum.Sep	Acum.Sep
								2002		2003		2003
								(Audited)	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ..........................................  $-3,676,490	$-1,208,048	-109,690
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ....................... 	  492,818	    315,120	  28,613
       Provision for employee benefits ..................... 	   12,927	     -3,658	    -332
       Special items .......................................	1,484,814	     35,467	   3,220
       Amortization of Financial Comissions ................   	  124,210	     86,569	   7,860
       Provision for deferred taxes ........................	 -691,971	    -80,045	  -7,268
       Impairment .......................................... 	1,639,464		  0	       0
       Other................................................	    4,226		  0	       0
       Total items which do not require cash................ 	3,066,488	    353,453	  32,093
	Net resources generated from income ................     -610,002	   -854,595	 -77,597
    Changes in operating assets and liabilities:
	  Decrease (Increase) in inventories ...............  	 -381,465	    142,307	  12,921
	  Decrease (Increase) in current assets ............ 	   -6,025	     36,031	   3,272
	  Decrease (increase) in account receivables, net .. 	  -41,145	     47,340	   4,298
	  (Decrease) increase in accounts payable and
	    accrued liabilities ............................  	  910,047	    720,052	  65,380
	Resources generated by operating activities ........ 	 -128,590	     91,135	   8,275
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ........	  752,660	    210,350	  19,100
       Increase (Decrease) in capital ......................		0	    -33,960	  -3,084
	Net resources generated from financing activities .. 	  752,660	    176,390	  16,016
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment........... 	 -464,364	    -53,949	  -4,899
       Divestiture to property, plant and equipment......... 	  148,004	    257,151	  23,349
       Disposition of subsidiaries .........................	 -209,480		  0	       0
       Increase in deferred assets .........................	 -373,280	    -74,150	  -6,733
       Minority interest ................................... 	   23,968		  0	       0
	Net resources applied to investing activities ...... 	 -875,152	    129,052	  11,718
INCREASE IN CASH AND CASH EQUIVALENTS ...................... 	 -251,082	    396,577	  36,009
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD........	  517,447	    266,365	  24,186
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...............    $ 266,365	  $ 662,942    US$60,195
* The exchange rate of 11.0133 was used for translation purposes.



CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2003


							Thousands of Pesos			Thousands of Dollars
							3Q		3Q			3Q		3Q
							2002		2003		Var	2002		2003		Var
							(Audited)	(Unaudited)		(Audited)	(Unaudited)
NET SALES ...........................................	$1,921,076	$1,883,714	-2%	179,026		171,040		-4%
COST OF SALES ....................................... 	 1,685,150	 1,677,327	 0%	156,879	 	152,300	 	-3%
     Gross profit....................................  	   235,926	   206,387     -13%	 22,147	 	 18,740	       -15%

     Selling and Administrative expenses ............	   128,562	   126,874	-1%	 12,018	 	 11,519	 	-4%
     Operating income ...............................	   107,364	    79,513     -26%	 10,129	 	  7,221	       -29%
FINANCIAL EXPENSE:
Interest expense .................................... 	   276,330	   304,104	10%	 25,962	 	 27,612	 	 6%
Interest income .....................................	   -14,634	    -9,685     -34%	 -1,335		   -879	       -34%
Exchange (gain) loss, net ........................... 	   216,063	   582,106     169%	 20,303	 	 52,855	       160%
Gain on monetary position ........................... 	   -85,363	  -114,669	34%	 -8,035	 	-10,412		30%
	Total financial expense ..................... 	   392,396	   761,856 	94%	 36,895	 	 69,176	 	87%
OTHER INCOME (EXPENSES):
Other income (expense), net ......................... 	    10,711	    -7,812	N/A	  1,006	 	   -709	 	N/A
	Total other income (expense) ................ 	    10,711	    -7,812	N/A	  1,006	 	   -709	 	N/A
	Income (loss) before income and asset taxes..	  -274,321	  -690,155     152%	-25,760	 	-62,664	       143%
Provisions for income and asset taxes ...............	    53,712	    96,056	79%	  5,063	 	  8,722	 	72%
Provision for deferred income taxes .................  	  -224,123	    52,764	N/A	-21,203		  4,791		N/A
	Net income after taxes ......................  	  -103,910	  -838,975     707%	 -9,620		-76,177	       692%
Extraordinary items .................................	   119,097	    87,175     -27%	 11,191		  7,915	       -29%
Discontinued operations .............................	 1,699,993		 0    -100%	158,104		      0	      -100%
Net income before minority interest..................  $-1,923,000	 $-926,150     -52%    -178,915		-84,092	       -53%
  Minority interest..................................	      -167	     7,200	N/A	    -16	 	    655	 	N/A
  Majority net income................................  $-1,922,833	 $-933,350     -51%    -178,899	 	-84,747	       -53%


	Depreciation & amortization			   122,995	   107,434     -13%	 11,374		  9,755	       -14%
	EBITDA						   230,359	   186,947     -19%	 21,503		 16,976	       -21%


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2003


							Thousands of Pesos				Thousands of Dollars
							Ac		Ac				Ac		Ac
							2002		2003		Var		2002		2003		Var
							(Audited)	(Unaudited)			(Audited)	(Unaudited)
NET SALES ...........................................	$6,630,691	$5,500,397	-17%		627,593		506,681		-19%
COST OF SALES .......................................  	 5,591,254	 4,842,566	-13%	 	525,298	 	445,977	 	-15%
     Gross profit.................................... 	 1,039,437	   657,831	-37%	 	102,295	 	 60,704	 	-41%

     Selling and Administrative expenses ............ 	   459,433	   419,086	 -9%	 	 44,099	 	 38,686	 	-12%
     Operating income ...............................  	   580,004	   238,745	-59%	 	 58,196	 	 22,018	 	-62%
FINANCIAL EXPENSE:
Interest expense .................................... 	   824,806	   938,293	 14%	 	 79,277	 	 86,750	 	  9%
Interest income ..................................... 	   -31,399	   -28,810	 -8%		 -2,950		 -2,639		-11%
Exchange (gain) loss, net ...........................  	   854,404	   639,960	-25%	 	 80,089	 	 57,291	 	-28%
Gain on monetary position ........................... 	  -281,114	  -220,048	-22%	 	-27,321	 	-20,070		-27%
	Total financial expense .....................	 1,366,697	 1,329,395	 -3%	 	129,095	 	121,332	 	 -6%
OTHER INCOME (EXPENSES):
Other income (expense), net ......................... 	   -51,548	   -60,948	 18%	 	 -5,087	 	 -5,552	 	  9%
	Total other income (expense) ................      -51,548	   -60,948	 18%	 	 -5,087	 	 -5,552	 	  9%
	Income (loss) before income and asset taxes . 	  -838,241	-1,151,598	 37%	 	-75,986	       -104,866	 	 38%
Provisions for income and asset taxes ...............      149,298	   142,287	 -5%	 	 14,735	 	 12,959	 	-12%
Provision for deferred income taxes ................. 	  -268,483	   -80,045	-70%		-26,531		 -7,596		-71%
	Net income after taxes ...................... 	  -719,056	-1,213,840	 69%		-64,190	       -110,229		 72%
Extraordinary items ................................. 	   119,097	    -5,792	 N/A		 11,191		     66		-99%
Discontinued operations ............................. 	 1,699,993		 0     -100%		158,104		      0	       -100%
Net income before minority interest..................  $-2,538,146     $-1,208,048	-52%	       -233,485	       -110,295		-53%
  Minority interest.................................. 	     2,006	     7,591	278%	 	    221	 	    691	 	213%
  Majority net income................................  $-2,540,152     $-1,215,639	-52%	       -233,706	       -110,986		-53%


	Depreciation & amortization			   385,088	   315,120	-18%		 36,569		 29,057		-21%
	EBITDA						   965,092	   553,865	-43%		 94,765		 51,075		-46%




This release contains forward-looking statements that involve
risks and uncertainties.    The actual results achieved by the
Company may differ significantly from the results discussed in
the forward looking statements.   Factors that may cause such
differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  October 28, 2003		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer